June 16, 2020

VIA EDGAR

Adam Phippen

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Singlepoint Inc. Form 10-K for the Fiscal Year Ended December 31, 2019 Filed March 31, 2020 Form 8-K Filed March 9, 2020 File No. 0-53425

Dear Sir and Madam:

By letter dated May 29, 2020, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Singlepoint Inc. (the “Company,” “we,” “us,” or “our”) with comments on the Company’s Form 10-K for the Fiscal Year ended December 31, 2019, filed March 31, 2020 and the Company’s Form 8-K filed March 9, 2020. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31,2019

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 17

1.	Please revise to include a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

Response: In our disclosure in the Annual Report, the Company specifically identified material weaknesses in its internal controls. The Company proposes to revise disclosure in future filings to specifically state whether or not internal controls over financial reporting are effective.

Item 8. Financial Statements and Supplementary Data

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, page F-6

2.	Please disclose the nature of expenses included in the cost of revenue line item.

Response: The Company will expand its Basis of Presentation and Summary of Significant Accounting Policies disclosure in future filings to include the nature of the Company’s cost of revenue in future filings. The Company’s cost of revenue includes cost of products sold for Singlepoint Inc., DIGS, Singleseed and Hemp, as well as labor and services costs for Mobile Web Credit Card Gateway and Direct Solar. Cost of revenues related to Hemp, Mobile Web Credit Card Gateway and Singleseed have not been material to date.

Revenues, page F-7

3.	Please expand your revenue recognition policy to describe the nature of your Direct Solar America, Hemp, Mobile Web Credit Card Gateway, ShieldSaver, SingleSeed and DIGS revenues and disclose sufficient information for each to enable users of the financial statements to understand the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Refer to ASC 606-10-50. Please also tell us your consideration of disclosing revenues for Direct Solar America, Hemp, Mobile Web Credit Card Gateway, ShieldSaver, SingleSeed and DIGS pursuant to ASC 606-10-50-5.

Response: The Company will expand its revenue recognition policy in future filings to include the nature of Direct Solar America, Hemp, Mobile Web Credit Card Gateway, ShieldSaver, SingleSeed and DIGS revenues and disclose sufficient information for each to enable users of the financial statements to understand the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Revenues related to Hemp, Mobile Web Credit Card Gateway, Singleseed and Hemp have not been material to date.

Our expanded disclosure of our revenue recognition policy will include the following:

Revenues

It is the Company’s policy that revenue from product sales or services will be recognized in accordance with ASC 606 “Revenue from Contracts with Customers”. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In applying the new revenue recognition model to contracts with customers, an entity: (1) identifies the contract(s) with a customer; (2) identifies the performance obligations in the contract(s); (3) determines the transaction price; (4) allocates the transaction price to the performance obligations in the contract(s); and (5) recognizes revenue when (or as) the entity satisfies a performance obligation. The accounting standards update applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification.

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The Company incurs costs associated with product distribution, such as freight and handling costs. The Company has elected to treat these costs as fulfillment activities and recognizes these costs at the same time that it recognizes the underlying product revenue. As this policy election is in line with the Company’s previous accounting practices, the treatment of shipping and handling activities under Topic 606 did not have any impact on the Company’s results of operations, financial condition and/or financial statement disclosures. In accordance with the new guidance, the Company recognizes revenue at an amount that reflects the consideration that the Company expects to be entitled to receive in exchange for transferring goods or services to its customers. The Company’s policy is to record revenue when control of the goods transfers to the customer.

The Company uses three categories for disaggregated revenue classification:

- Retail Sales (DIGS, Singleseed),
- Distribution (hemp-related products) and,
- Services Revenue (Direct Solar, Mobile Web Credit Card Gateway, Shieldsaver).

Retail Sales. Our retail sales include our products sold directly to consumers, with sales generally recognized upon delivery of the product to the customer, with the customer taking risk of ownership and assuming risk of loss. Payment is generally due upon delivery. DIGS operates an online store and sells nutrients, lights, HVAC systems and other products to consumers. Singleseed provides hemp-based products through its online portal.

Distribution Revenue. Our distribution revenue includes Singlepoint’s hemp-related product sales to third-party resellers with revenue generally recognized upon delivery of the product to the reseller, with the reseller taking risk of ownership and assuming risk of loss. Payment is generally due upon delivery or within 30 days of invoicing.

Services Revenue. Our services revenue includes services provided by Direct Solar, which earns commission revenue for solar services placed with third-party contractors and records cash received in advance of contract completion as deferred revenue until contracts are complete. Singlepoint’s Mobile Web Credit Card Gateway provides mobile payment services to consumers. ShieldSaver offers business-to-business services related to windshield repair and replacement for consumers. Service revenue is generally recognized as the performance obligations are fulfilled, with the customer taking risk of ownership and assuming risk of loss. Payment for service revenue is generally due upon completion.

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Note 3 - Investments, Acquisitions and Goodwill, page F-10

4.	Reference is made to the May 14, 2019 acquisition and the Form 8-K filed July 31, 2019 that included Direct Solar's audited financial statements as of December 31, 2018 and from inception to December 31, 2018. Please amend this Form 8-K to include Direct Solar's unaudited financial statements as of and for the three months ended March 31, 2019 and pro forma financial information. Refer to Item 9.01 of Form 8-K and Rules 8- 04 and 8-05 of Regulation S-X.

Response: The Company will amend its Form 8-K file July 31, 2019 to include Direct Solar's unaudited financial statements as of and for the three months ended March 31, 2019 and pro forma financial information.

5.	We note you have recognized the entire purchase price of the Acquired Assets to goodwill based on the workforce acquired. Please explain to us how you determined the acquisition was a business combination and revise your disclosure to clarify, if true, the 2019 Asset Acquisition was a business combination. Refer to ASC 805-10-55.

Response: The Company recognized its acquisition of Direct Solar as a business combination with the application of ASC 805 – Business Combinations. We allocated the purchase price to goodwill based on the workforce acquired, including sales teams in Phoenix, San Antonio, Houston, Dallas, El Paso, Tampa, Springfield (IL), and Chicago. Management reviewed the acquisition and determined that no other material tangible or intangible assets were obtained from the transaction that would warrant any material allocation of the purchase price. The Company will expand its disclosure in future filings to clarify its acquisition of Direct Solar as a business combination.

Form 8-K Filed March 9, 2020 Exhibit 99.1, page 4

6.	Reference is made to your disclosure of expected gross bookings and gross revenue. Please tell us and in future filings disclose the definition of each and clarify which period(s) these projections are for.

Response: For Direct Solar Residential, expected Gross Bookings and Gross Revenue were based on the aggregate value of the vertical, such that once the threshold of 1,200 total Residential Installations is achieved, Direct Solar uses an average booking amount of $35,000 per Residential Contract (company standard for reporting on the value of Solar Installations based upon the typical size (kilowatts), location and total financing package). Gross Revenue represents a standard percentage of the Gross Booking attributable to the project value.

For Direct Solar Commercial (Schools), expected Gross Bookings were based on the aggregate value represented by achieving a threshold of 10 total Schools. As noted, it does not include any income that would be created through the creation and participation of PPA agreements associated with any of these projects. Expected Gross Bookings were based on the aggregate value represented by achieving a threshold of five smaller commercial projects (non-school).

Our projections were based on gross bookings and gross revenues expected within a 2-year period of the press release. We will disclose and clarify such period(s) for projections in future filings.

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Should you have any further comments or questions please contact our outside counsel, Jeffrey M. Stein, Esq. at JMS Law Group, PLLC at (516) 422-6285.

Very Truly Yours,

Greg Lambrecht, CEO

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